

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-mail
Mr. Robert G. Adams
Chairman and Chief Executive Officer
National HealthCare Corporation
100 Vine Street
Murfreesboro, TN 37130

> **Re: National HealthCare Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-13489**

Dear Mr. Adams:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and provide the requested information and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

Bonus Compensation, page 18

1. Please revise your discussion of the bonus compensation paid to your named executive officers to:

    - Fully describe the individual performance plans applicable to Mr. Flatt and Mr. Ussery, including disclosure of material corporate or individual performance targets, and how the application of these plans results in the particular awards to these officers in 2010. Explain the reasoning behind compensating these individuals under separate plans. Disclose, if true, that the individual performance plans are funded out of the NHC Executive Officer Performance Based Compensation bonus pools and explain how so.

- Further describe how the board determined 2010 NHC Executive Officer Performance Based Compensation allocations to each named executive officer explaining how attainment of "Company goals" and the comparisons to other health care companies affected the determinations.

Equity Based Compensation, page 20

2. We note your disclosure regarding the payment of special cash bonuses to assist in exercising stock options. We further note that you awarded your outside directors $150,000 during fiscal 2010 to exercise outstanding stock options. Explain how these special cash bonuses fit into your overall compensation objectives.

Grants of Plan-Based Awards, page 23

3. Please advise us why you did not account for Mr. Flatt's and Mr. Ussery's individual performance plans under the columns applicable to non-equity incentive plan awards.

Item 8. Financial Statements and Supplementary Data, page 44

Note 3 – Relationship with national Health Corporation, pages 60-61

4. Please provide your analysis under ASC 810 as to whether you have a variable interest in National Health Corporation, and if so whether you are the primary beneficiary. Additionally, tell us your consideration of the variable interests held by related parties and their impact on your analysis, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Paul Fischer, Staff Attorney, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director